

May 25, 2011

Steve Rogai
Chief Executive Officer
H & H Imports, Inc.
14044 Icot Boulevard
Clearwater, FL 33760

> **Re:** **H & H Imports, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 12, 2011**
> **File No. 333-170778**

Dear Mr. Rogai:

We have reviewed your responses to the comments in our letter dated February 24, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Registration Statement on Form S-1

Summary of the Offering, page 3

1. We note your disclosure on page 3 that you could receive up to $39,105,000 net of fees to a placement agent and your disclosure on page 4 that you paid $280,000 in fees to your placement agent. Please advise or revise. Also revise the "Use of Proceeds" section accordingly.

Risk Factors, page 8

Failure to Timely Pay Obligations As They Come Due Could Lead to Significant, page 8

2. We note your response to our prior comment 8 that you failed to make timely interest payments on the 12% Senior Working Capital Notes due to oversight. Please add this disclosure here.

Our Business Would Be Harmed If Our Third Party Manufacturers and Service, page 11

3. We note your response to our prior comment 9 and reissue in part. Please revise this risk factor by removing the words "our third party" from the title so as to clarify that you do not manufacture the products you sell.

Our Management and Principal Shareholders in the Aggregate, Own or Control, page 14

4. Please reconcile your disclosure in this risk factor that 55% of your common stock is owned or controlled by your management and principal shareholders with your disclosure on page 35.

Use of Proceeds, page 16

5. Please revise to remove the implication that the information in this section is not reliable. Please note that while you may reserve the right to change the use of proceeds, you should discuss such reservations and contingencies. Refer to Item 504 of Regulation S-K.

Business, page 25

Recent Development, page 27

BrightFeet ^{TM} Lighted Slippers, page 27

6. Please revise your disclosure on page 27 to clarify how the revenues will be allocated among the retailers, your company and Boston Ideas, LLC should you enter into the definitive agreement that you are currently negotiating with Boston Ideas, LLC.

G-Unit, page 27

7. We note your disclosure regarding the terminated agreement with Sleek Audio, LLC and G-Unit Brands, Inc. to market a wireless over-the-ear headphone product. Please advise as to whether this is the same product that you plan on marketing with SMS Audio LLC and G-Unit Brands, Inc. To the extent that it is not the same product for which you contributed $182,100 for product tooling to produce, please revise to clarify. In addition, please file your term sheet with SMS Audio LLC and G-Unit Brands as an exhibit to the registration statement.

Celebrity Marketing Plan, page 27

8. We note your disclosure on page 27 that you intend to develop relationships with celebrities to market future products. Please revise to describe in greater detail your celebrity marketing plan by including a timeline describing the steps you will take to develop relationships with celebrities and the estimated costs of each step.

Executive Compensation, page 32

Outstanding Equity Awards at Fiscal Year End, page 33

9. Please revise to update by including disclosure for fiscal year ended March 31, 2011 or explain why this is not necessary.

Certain Relationships and Related Transactions, page 34

10. We note your disclosure in your Form 8-K filed on March 23, 2011 regarding the severance, consulting and release agreement you signed with Mr. Cimino. Please disclose here and file the agreement as an exhibit to your registration statement.

Selling Security Holders, page 38

11. We note your response to our prior comment 30 and reissue in part. Please revise your disclosure on page 43 to state that G-Unit is an affiliate.

Consolidated Statements of Stockholders' Equity, page F-18

12. We note your revisions in response to our prior comment number 33 and that the reverse merger transaction has been changed to reflect that of a recapitalization rather than as a business combination. However, it does not appear that historical capital stock accounts have been properly adjusted to reflect the reverse merger transaction. In this regard, the capital stock accounts of the acquiring enterprise should be adjusted to reflect the par value of the outstanding stock of the legal acquirer after giving effect to the number of shares issued in the reverse merger transactions. For periods prior to the reverse acquisition, the equity of the combined enterprise is the historical equity of the accounting acquirer prior to the merger restated using the share exchange ratio of the reverse merger. Shares retained by the legal acquirer would be reflected as an issuance as of the reverse merger date for the historical amount of the net assets of the acquired entity. The net assets acquired would not be adjusted to fair value since no "business" is actually being acquired and no goodwill would be recognized in the transaction. Please revise your presentation in the Company's financial statements to correctly reflect the net assets acquired and equity of the combined enterprise prior to and subsequent to the reverse merger in accordance with the accounting discussed above. Furthermore, please explain how the debit amount of $320,000 to APIC shown on the statements of stockholders' equity for the reverse merger transaction was derived. If the amount represents the historical net assets of H & H acquired in the reverse merger, please explain why represents a cash outflow item under investing activities in the statements of cash flows. We may have further comment upon receipt of your response.

Consolidated Balance Sheets, page F-16

13. Please revise to correct the typographical error on the face of the balance sheet. The period presented should be March 31, 2010 rather than March 31, 2011. Furthermore, you have marked that column as "restated" however, the amounts appear unchanged as compared to those presented in audited balance sheet on page F-3.

Note 2-Restatement of Financial Statements, page F-20

14. The amounts in the table appear to contain typographical errors. For example, the line items relating to common stock and APIC do not cross foot and the restated column does not foot. Furthermore, the amounts include in the "as filed" column do not agree to the previously filed data appearing on page F-16 or F-3.

Note 3-Basis of Presentation, Liquidity, and Summary of Significant Accounting Policies

Investments, page F-23

15. In light of the materiality of your investment balances, expand this note to clearly describe how these investments were acquired and how they were valued at the time of the acquisition.

Note 7- Commitments, page F-30

16. We note the disclosure in Risk Factors on page 8, indicating that you have failed to comply with the registration rights provision and are obligated to make pro rata payments to the subscribers under the 2010 Private Placement in an amount equal to 1% per month of the aggregate amount invested by the subscribers up to a maximum of 6% of the aggregate amount invested by the subscribers. You are obligated to pay the subscribers approximately $88,400. The maximum amount of penalty to which the Company may be subject is $156,000 if it is unable to successfully have the registration statement declared effective within six months of the termination of the related funding. Please revise Note 7 to the financial statements to include this information and indicate the amount, if any, that has been accrued to date. If no amounts have been accrued, please explain the reason why.

Note 9-Subsequent Events, page F-33

17. We note from your disclosures in MD&A that on April 11, 2011 the Company and Octagon Capital Partners, an accredited investor, entered into a securities purchase agreement whereby Octagon purchased from the Company a convertible debenture, in the principal amount of $750,000 and in connection with the securities purchase agreement, warrants to purchase the Company's common stock were also issued to Octagon. We further note that the debenture bears interest at a rate of 0% per annum and is convertible

into shares of the Company's common stock at any time commencing on the date of the debenture at a conversion price of $0.20 per share, subject to certain provisions including full-ratchet anti-dilution protection in the event that any shares of common stock or securities convertible into common stock are issued at less than the conversion price of the debenture except under certain circumstances. In this regard, please tell us and revise further filings to disclose your planned accounting treatment for the arrangement, including, but not limited to, the allocation of proceeds to the convertible debenture and warrants and whether the convertible debenture provides for beneficial conversion feature. Furthermore, your response should also address how the anti-dilution provisions have also been considered in your planned accounting treatment for the arrangement. If you believe that no accounting is required for such provisions, please explain in detail as to why. Please provide us with the authoritative guidance you relied upon in determining the appropriate accounting treatment. We may have further comment upon receipt of your response.

18. Please revise your subsequent event to include such issuances of debt made subsequent to the reporting period.

Exhibits, page II-5

19. Please revise to include the security purchase agreement from your private offering that closed on April 11, 2011 as an exhibit.

Other

20. Please provide updated financial statements in accordance with Rule 8-08 of Regulation S-X in your next amendment.

21. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3306 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

Loan Lauren P. Nguyen
Special Counsel

cc: Via facsimile: (954) 523-7009
        Brian Pearlman, Esq.
        Quintairos, Prieto, Wood & Boyer, PA